Rodman International Enterprise II, Ltd.
Craigmuir Chambers
Road Town
Tortola, British Virgin Islands

February 2, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rodman International Enterprise II, Ltd. - File No. 001-33011 Form 20-F filed September 8, 2006

Ladies and Gentlemen:

Pursuant to Rule 477(a) of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Rodman International Enterprise II, Ltd. (the “Registrant”) hereby respectfully requests the immediate withdrawal of the above-referenced Registration Statement on Form 20-F (the “Registration Statement”) (File No. 001-33011) filed on September 8, 2006.

The Registrant is making this request because the Registration Statement was filed as a Form 20FR12B rather than a Form 20FR12G. No securities were sold in connection with the Registration Statement. The Registrant is filing the appropriate Form 20FR12G on February 2, 2007.

We appreciate your assistance and should you need any additional information, please feel free to contact Feldman Weinstein & Smith LLP at (212) 869-7000.

Very truly yours, RODMAN INTERNATIONAL ENTERPRISE II, LTD. /s/ Arnold P. Kling By: Arnold P. Kling Title: President